LUSE GORMAN, PC

ATTORNEYS AT LAW

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WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2021	zdavis@luselaw.com

June 24, 2024

Via EDGAR

Madeleine Joy Mateo

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549-3561

Re:	EWSB Bancorp, Inc.

Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1

Filed June 20, 2024

File No. 333-277828

Dear Ms. Mateo:

Pursuant to our phone conversation on June 24, 2024, with the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding EWSB Bancorp, Inc.’s (the “Company”) Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), attached please find a revised version of page 46 of the Registration Statement (the “Changed Page”). The Changed Page is marked to reflect changes the Company has made to its disclosure to further clarify that the Company believes that its efforts to implement the provisions of the MOU are generally on track, while noting that there can be no assurances that the Company will be successful in implementing all of the provisions of the MOU or that it will be successful in implementing the plans, policies and procedures that East Wisconsin Savings Bank (the “Bank”) has developed and adopted as a result of, and in conjunction with, its efforts to comply with the requirements of the MOU. The Changed Page also reflects a change to clarify that the Bank’s business plan was adopted in March 2024. Given the recentness of the Bank’s adoption of its business plan, the Company is not in a position to be able to address the impact of the adoption or implementation of the Bank’s business plan on the Company’s financial condition and results of operations.

If you have questions regarding the foregoing or require any additional information, please feel free to contact me at zdavis@luselaw.com or (202) 274-2021.

Very truly yours,

Zachary Davis

Enclosures

cc:	Charles D. Schmalz, EWSB Bancorp, Inc.

Kip A. Weissman, Esq.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the consolidated financial statements that appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding the Bank and the consolidated financial statements provided in this prospectus for the MHC. New EWSB Bancorp had not engaged in any activities at March 31, 2024.

Overview

Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, primarily in one- to four-family residential real estate loans, as well as marine and recreational vehicle loans, home equity loans and lines of credit, and other consumer loans. To a lesser extent, we originate commercial real estate, multifamily, construction and commercial loans. At March 31, 2024, $122.6 million, or 69.4%, of our total loan portfolio was comprised of one- to four-family residential real estate loans, $31.6 million, or 17.9%, of our total loan portfolio was comprised of marine and recreational vehicle loans, $6.4 million, or 3.6%, of our total loan portfolio was comprised of home equity loans and lines of credit, and $4.1 million, or 2.3%, of our total loan portfolio was comprised of other consumer loans. We also invest in securities, consisting primarily of U.S. Treasury and federal agency securities, including agency mortgage-backed securities and corporate bonds. We offer a variety of deposit accounts, including certificates of deposit, money market accounts, savings accounts and interest-bearing and noninterest-bearing demand accounts. We historically have utilized advances from the FHLB to assist in the funding of our operations and we had $6.0 million of FHLB advances at March 31, 2024. Additionally, we participated in the Federal Reserve Board’s BTFP in January 2024 and have a $17.0 million outstanding borrowing at March 31, 2024.

For the three months ended March 31, 2024 and 2023, we recorded net losses of $378,000 and $194,000, respectively. The increase in our net loss between the periods resulted primarily from a $568,000 decline in net interest income due to increased funding costs and an increase of $23,000 in total noninterest expense, partially offset by an increase of $198,000 in noninterest income.

For the years ended December 31, 2023 and 2022, we recorded net losses of $935,000 and $4.2 million, respectively. The reduction in our net loss year-over-year resulted primarily from an increase in our noninterest income and a decrease in our noninterest expense, partially offset by a decrease in our net interest income. Our net loss for the year ended December 31, 2022 was primarily due to a loss on the sale of available-for-sale securities of $5.1 million in connection with the restructuring of our securities portfolio in the third quarter of 2022. See “—Comparison of Financial Condition at December 1, 2023 and December 31, 2022—2022 Securities Portfolio Restructuring Transaction.”

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. Our results of operations also are affected by our provision for credit losses, noninterest income and noninterest expense. Noninterest income currently consists primarily of mortgage banking income, customer service fees, and the increase in the cash value of bank-owned life insurance. Noninterest expense currently consists primarily of expenses related to salary and related benefits, data processing, net occupancy, and other general and administrative expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

In July 2023, the Bank entered into a confidential MOU with the FDIC and the Department, the Bank’s primary banking regulators. While the contents of the MOU are confidential under Department and FDIC regulations, certain provisions, with the authorization of the Department and the FDIC, are summarized under “Regulation and Supervision—Informal Agreements with Regulators.” In accordance with the MOU, the Bank has developed and adopted strategic and other plans and has also adopted and submitted to the FDIC and Department a capital plan. The Bank has also engaged an auditor to implement an audit program for information technology and engaged additional service providers to assist in testing operational contingencies. With regard to interest rate risk, the Bank has revamped its interest rate risk management processes and procedures with enhanced education and training to ensure that management is aware of emerging asset/liability related issues, practices and governance, has strengthened processes and procedures for the timely presentation to the board of directors of asset/liability reports and related information, including information regarding liquidity monitoring through a new sources and uses report, and timely review by the board of such information and reports.

Pursuant to the revamped interest rate risk management, over the term of the business plan the Bank adopted in March 2024, the Bank will be managing its interest rate risk by, among other things, maintaining a portfolio of cash and short-term investments and/or investments with amortizing features, pursuing the origination of shorter term or adjustable-rate loans, selling long-term fixed-rate residential loans in the secondary market and attempting to increase the balances of core deposits. Additionally, the Bank recently took action to reduce its interest rate risk exposure by executing an interest rate swap in order to lengthen the duration of its interest-bearing liabilities to more closely match the duration of the loan portfolio.

Management believes that its efforts to implement ~~these plans~~the provisions of the MOU are generally on track and it continues to update and coordinate with the FDIC and the Department on the ~~implementation and~~status of ~~these plans~~its efforts. However, there can be no assurances that we will successfully implement all of the provisions of the MOU or that we will be successful in implementing the~~se~~ plans, policies and procedures that the Bank has developed and adopted as a result of, and in conjunction with, its efforts to ~~and~~ comply with the requirements of the MOU. See “Risk Factors—The Bank has entered into a confidential memorandum of understanding (the “MOU”) with the Department and the FDIC. Pursuant to the MOU, we have agreed to certain restrictions on our operations and certain requirements, and the failure to implement the corrective measures identified in the MOU or comply with its terms could result in additional regulatory or enforcement actions by the FDIC and/or the Department. Restrictions on our operations and expenses associated with the MOU may also have adverse effects on our operations and financial condition.”

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